SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
File No. 813-00380

PARTNERS’ NON-QUALIFIED PENSION INVESTMENT FUND
WEIL, GOTSHAL & MANGES LLP
(Names of Applicants)

767 Fifth Avenue
New York, New York  10153
(Address of principal offices of Applicants)
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AMENDMENT NO. 1 TO APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT
TO SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF 1940

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Written communications regarding this Application and copies of all orders should be addressed to the following:

David Wohl, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York  10153

The Application consists of 37 pages.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

In the Matter of: Partners’ Non-Qualified Pension Investment Fund and Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 File No. 813-00380	AMENDMENT NO. 1 TO APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF 1940

SUMMARY OF APPLICATION

The Applicants (as defined below) hereby apply for an order of the Securities and Exchange Commission (the “Commission”) pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting the Applicants from all provisions of the 1940 Act and the rules and regulations thereunder (the “Rules and Regulations”) except Section 9, Sections 36 through 53, and the Rules and Regulations thereunder.  With respect to Sections 17 and 30, and the Rules and Regulations thereunder, and Rule 38a-1 under the 1940 Act, the exemption is limited as set forth in the Application.  The order would exempt the Applicants from certain provisions of the 1940 Act and the Rules and Regulations, and would permit the Applicants to participate in certain affiliated and joint transactions incident to the creation and operation of employees’ securities companies as defined in Section 2(a)(13) of the 1940 Act.

THE APPLICANTS

The “Applicants” include Weil, Gotshal & Manges LLP, a law firm organized as a New York limited liability partnership (together with any entity that results from a reorganization of such firm into a different type of business organization or into an entity organized under the laws of another jurisdiction, “Weil”), Partners’ Non-Qualified Pension Investment Fund, a joint arrangement whose participants are Partners (as defined below) or Former Partners (as defined below) of Weil (the “Initial Fund”) and all subsequent joint arrangements identical to the Initial Fund in all material respects (other than investment objectives and strategies) that have participants who are Partners or Former Partners of Weil (“Subsequent Funds”, and together with the Initial Fund, the “Funds”).  Weil is a limited liability partnership with approximately 1,200 attorneys located in 20 offices throughout the United States, Europe and Asia.  Weil is owned exclusively by individuals or professional service corporations engaged in the practice of law.  The current individual owners and the shareholders of the professional service corporations are referred to herein as “Partners.”  As of the date of this Application Weil has approximately 280 Partners.  Partners who have retired or otherwise left employment with Weil are referred to herein as “Former Partners.”

THE FUNDS

General.  The Initial Fund is a joint arrangement established pursuant to an agreement (the “Fund Agreement”) among the Partners and certain Former Partners of Weil.  The Initial Fund is not a formal legal entity (such as a corporation or limited partnership) but rather is a result of a contractual agreement among its Participants (as defined below).  The Fund Agreement states that it shall be construed in accordance with and governed by the laws of the State of New York.  The Initial Fund commenced operations on May 26, 2011, is relying on Rule

6b-1 under the 1940 Act, and may be deemed to operate as a non-diversified, closed-end management investment company.  Applicants state that the Initial Fund and any Subsequent Funds offered in reliance on Rule 6b-1 under the 1940 Act prior to a final determination of this Application by the Commission will comply with all of the terms and conditions stated in the most recent version of the Application filed with the Commission.
Pursuant to the revision of Weil’s pension arrangements in 2010 and in accordance with Weil’s amended and restated partnership agreement (the “Partnership Agreement”) and its Nonqualified Retirement Plan (the “Plan”), Weil is obligated to pay pension benefits to Former Partners.  Weil’s pension arrangements for Former Partners generally consist of a defined benefit component and a variable benefit component.  Under the defined benefit component, a Partner accrues a fixed dollar benefit for each year of service (subject to a maximum aggregate amount) that is payable on an annual basis upon the later of retirement or attaining age 65.  Weil’s pension arrangements are funded through plans that are both “qualified” and “non-qualified” under the Internal Revenue Code.  The Funds will only be used in connection with the non-qualified portion of the defined benefit component.  A Partner’s benefits are in no way based on or related to his or her Account (as defined below) balance.
Weil has chosen to fulfill its responsibility to pay pension benefits, with respect to the non-qualified portion of the defined benefit component, through the use of the Initial Fund.  The non-qualified portion of the defined benefit component of Weil’s pension arrangements is funded through the use of the cash value of variable life insurance policies on the lives of Partners and certain Former Partners that were formerly held by a rabbi trust but are now held by the Initial Fund.  Under the Partnership Agreement, however, the ultimate responsibility to pay pension benefits to Former Partners rests with Weil.  If, for whatever reason, a Fund lacks the assets to pay such non-qualified pension benefits when due under the Plan, Weil must pay them.  Thus, there is a strong community of interest among Weil, current Partners and Former Partners; Weil and the current Partners have a powerful incentive to protect the interests of the Funds since to the extent a Fund cannot pay pension benefits to Former Partners, Weil must do so.  Furthermore, once current Partners retire they will become Former Partners who may look to the Initial Fund and any Subsequent Funds for part of their pension benefits.  Finally, for competitive reasons it is crucial to Weil that its pension arrangements remain financially sound and on par with peer law firms.
Therefore, the Initial Fund has been established to enable the Participants to collectively participate in certain investment opportunities that will facilitate the receipt by Former Partners of nonqualified pension benefits and participation in a Fund will allow the Participants to fund the obligations to Former Partners under the Plan and the Partnership Agreement, as well as to benefit from the additional opportunities and diversification offered by collective investment.  The term “Participants” is used herein to refer to Partners and Former Partners who have interests in a Fund (“Interests”).
As stated above, the assets of the Initial Fund consist primarily of existing variable life insurance policies on the lives of the Partners and certain Former Partners.  The premiums for these variable life insurance policies have been and, to the extent additional premiums are due in the future, will be invested in various separate accounts maintained by the respective insurance companies from whom these policies are purchased.  With respect to the separate account investments, the Committee (as defined below) will on an ongoing basis select and monitor appropriate investments from a menu offered through these insurance policies.  The Initial Fund may also, but is not currently expected to, invest directly in annuities, common stock, preferred stock, debt securities, warrants, options, separate accounts with registered or unregistered investment advisers, and other pooled investment vehicles such as registered investment companies, investment companies exempt from registration under the 1940 Act, commodity pools, real estate investment funds, derivatives and other investments.  Some of these investment opportunities may involve parties for which Weil was, is or will be acting as legal counsel or will involve transactions in which Weil was, is or will be acting as counsel for the Fund.
Weil anticipates that Subsequent Funds may be created in the future and used to facilitate the receipt by Former Partners of nonqualified pension benefits pursuant to the Plan.  It is anticipated that Subsequent Funds will be organized in a manner similar to the Initial Fund, although it is possible that, in light of then-existing legal, tax, regulatory or other considerations, a Subsequent Fund could be organized as a corporation, limited partnership, limited liability company, trust or similar legal entity.  Subsequent Funds shall be permitted to rely upon the exemptions requested in this Application and shall comply with the terms and conditions herein.
A committee (the “Committee”) will manage the affairs of the Funds.  A majority of the Committee will be Partners of Weil, and Applicants represent that Partners of Weil will control the Funds within the meaning of Section 2(a)(9) of the 1940 Act.  One member of the Committee will be a non-legal financial officer of Weil and one member will be an individual who is not a Partner, Former Partner or officer of Weil.  The members of the Committee generally may be removed by a vote of Participants holding a majority of the Account balances in a Fund.  Vacancies in the Committee will be filled by a majority vote of the remaining Committee members.  The Committee will manage a Fund’s assets and select appropriate investments for the Fund (the “Investments”).  The Committee may engage a third-party financial adviser to assist it in analyzing Investments, but the Committee shall be ultimately responsible for selecting

Investments.  Any fees or other compensation of such third-party financial adviser will be paid by the Fund.  Members of the Committee for the Initial Fund will not receive any fees or other compensation, and the Committee (as an entity) will not receive any fees or other compensation for its services to the Fund, including those provided as Administrator (as defined below).
The initial Committee members were appointed by senior management of Weil in consultation with Weil’s Executive Partner.  The current member of the Committee who is not a Partner, Former Partner or officer of Weil is a senior employee of Weil’s and the Initial Fund’s third-party financial adviser, and it is expected that all such future members would be affiliated with such an adviser.  Such member has and will have a community of interest with the Participants because his or her employer has been retained to assist in analyzing Investments for the benefit of the Funds, and therefore he or she has and will have a strong incentive to protect the Funds and act in their best interests.
In addition, each Fund will have an administrator (the “Administrator”).  Pursuant to the Fund Agreement, the Administrator shall be responsible for, among other things, (i) administering the transfer of assets to a Fund, (ii) administering the payment from a Fund of benefits to Former Partners or their beneficiaries in accordance with the Plan, (iii) recordkeeping, including maintaining the Accounts of Participants in a Fund and providing periodic reports to Participants and (iv) providing general administrative support to a Fund.  The Committee will initially serve as the Administrator for the Initial Fund but the Committee may appoint a third party unaffiliated with Weil as Administrator in the future, subject to the oversight of the Committee.  In addition, the Administrator may delegate its responsibilities under the Fund Agreement to a third party, although the Administrator will remain responsible for monitoring the performance of such delegates.  Any compensation paid by a Fund to a third party Administrator or other service provider will be subject to the Committee’s approval.
With the exception of investment decisions made by the Committee, the Administrator will manage the day-to-day affairs of a Fund.  The Applicants represent and concede that the Administrator and the members of the Committee are, as applicable, an “employee, officer, director, member of an advisory board, investment adviser, or depositor” of the Funds within the meaning of Section 9 of the 1940 Act and an “officer, director, member of any advisory board, investment adviser, or depositor” within the meaning of Section 36 of the 1940 Act and are subject to those sections.  The Committee will be registered as an investment adviser if required under the Investment Advisers Act of 1940, as amended.
Applicants represent that (i) whenever Weil, the Committee, the Administrator or any other person that is acting for or on behalf of a Fund is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such person’s discretion, such person shall exercise such discretion with reasonableness and in good faith, and in a manner consistent with any duties owed to the Fund and the Participants of such Fund, in accordance with the Fund Agreement and (ii) Weil, the Committee, the Administrator and any other person acting for or on behalf of the Funds shall act in the best interest of the Funds and the Participants in accordance with their respective duties under the Fund Agreement.
A custodian will hold each Fund’s assets.  The Committee is the Initial Fund’s custodian, although it is possible that in the future Weil or another entity (including a third party not affiliated with Weil) selected by the Committee may act as custodian.
Interests will be issued in reliance upon an exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), or Regulation D thereunder.  All Partners and certain Former Partners who have not yet qualified for benefits under the Plan, in each case who are accredited investors (as defined in Regulation D), will participate in the Initial Fund.  Such Partners and Former Partners, and any future Partners who are eligible to participate in a Fund, are hereinafter referred to as “Eligible Partners.”
The Funds may bear certain costs incurred in connection with their operations; however, neither Weil nor the Committee will receive any compensation or expense reimbursements from a Fund and there will be no allocation of any of Weil’s operating expenses to the Funds.  Weil will bear all expenses in connection with the organization of the Funds.  As stated above, a Fund may pay the fees of a third-party service provider (e.g., an accounting firm) that renders services to a Fund, subject to approval of such fee by the Committee.
Specifics on “Eligible Partners.”  Initially, pursuant to the Fund Agreement and the Plan, (i) Weil’s existing nonqualified pension assets (primarily variable life insurance policies) formerly held in a rabbi trust were distributed to Eligible Partners based on their then-existing proportionate interest in such assets (calculated pursuant to the terms of the Partnership Agreement) and (ii) such assets were immediately contributed to the Initial Fund in return for Interests.  Each Eligible Partner’s interest in the Initial Fund is reflected in an account maintained by the Administrator (each, an “Account”).  In addition, each year, Weil will distribute to Participants who are Partners amounts (determined pursuant to the Partnership Agreement and the Plan) deemed necessary to allow the Fund to pay nonqualified pension benefits to Former Partners (to the extent not paid out of existing assets of the Fund) and to pay Fund expenses.  Pursuant to the Fund Agreement, such distributions will be immediately contributed by the Partners to a Fund in return for Interests (“Subsequent Contributions”).  Amounts distributed by Weil to Partners that comprise the Subsequent Contributions will be distributed to Partners based on their current proportionate interest in Weil and will be so allocated in the Partners’ Accounts.  Interests will be issued only to Eligible Partners, and only Participants may hold an Interest in the Fund.
Prior to issuing Interests to an Eligible Partner, the Administrator must reasonably believe that the individual is a sophisticated investor capable of understanding and evaluating the risks of participating in a Fund without the benefit of regulatory safeguards.  An Eligible Partner is a person who is, at the time of issuance of Interests, a Partner or Former Partner who (a) meets the standards of an “accredited investor” set forth in Rule 501(a)(5) or Rule 501(a)(6) of Regulation D under the Securities Act (“Category 1 Participant”), or (b) is one of 35 or fewer Partners or Former Partners who meets certain salary and other requirements (“Category 2 Participant”).1
Each Category 2 Participant will be a Partner or Former Partner of Weil who meets the sophistication requirements set forth in Rule 506(b)(2)(ii) of Regulation D under the Securities Act and who (a) has a graduate degree, has a minimum of 3 years of business and/or professional experience, has had compensation of at least $150,000 in the preceding 12 month period, and has a reasonable expectation of compensation of at least $150,000 in each of the 2 immediately succeeding 12 month periods, or (b) is a “knowledgeable employee,” as defined in Rule 3c-5 under the 1940 Act, of the Fund (with the Fund treated as though it were a “Covered Company” for purposes of the rule).  In addition, a Category 2 Participant qualifying under (a) above will not be permitted to invest in any calendar or fiscal year (as determined by the Administrator)

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1  Any Former Partner of Weil who is issued Interests will maintain a sufficiently close nexus with Weil so as to preserve the community of interest between such Former Partner and Weil.

more than 10% of his or her income from all sources for the immediately preceding calendar or fiscal year in a Fund.
The Administrator will confirm that a Participant remains an “accredited investor” so that such Participant can participate in that year’s Subsequent Contributions, if any.  If a Category 2 Participant has become accredited, such Participant would be treated as a Category 1 Participant for the current year’s Interests.  If a Category 1 Participant ceases to be accredited in the following year, the Participant will retain the Interests acquired while the Participant was accredited, but the Participant will not be able to participate in Subsequent Contributions unless the Participant meets the requirements for a Category 2 Participant and the Administrator, in its discretion, allows the Participant to participate as a Category 2 Participant.
Participants are therefore capable of evaluating the merits and risk of participating in a Fund and the Plan, and the funding of the Initial Fund has been approved by the applicable vote of Partners and Former Partners.  No fee of any kind will be charged in connection with the issuance of Interests by a Fund.
Specifics on Fund Operations.  As described above, initially the assets of the Initial Fund (comprised primarily of variable life insurance policies) were contributed by the Eligible Partners from assets received from the rabbi trust.  Annual premiums for the variable life insurance policies are, at the direction of the Committee, invested in separate investment accounts maintained by the respective insurance companies.  The cash value resulting from the gains in underlying investments that is built up in these accounts will be accessed by the Initial Fund, as owner of the policies, to pay pension benefits.  The Initial Fund will act as the owner of the policies, and no person other than the Initial Fund will be entitled to exercise any rights to the cash value under the policies.

Pursuant to the Plan, the Partnership Agreement and the Fund Agreement (of which each Participant must be a signatory), each year the Partners who are Participants may be required to make Subsequent Contributions from distributions received from Weil, which will be used to pay any required premiums due on the insurance policies held by the Fund (or other amounts needed to fund nonqualified pension benefits payable by the Fund pursuant to the Plan) and other Fund expenses.  The Partners will have no discretion to withhold all or part of the Subsequent Contributions from the Fund.  Each Participant’s Account balance will reflect the Subsequent Contributions, expenses, gains and losses realized by the Fund in respect of Investments and benefits paid by the Fund to Former Partners pursuant to the Plan.
A summary of the terms of a Fund, the Partnership Agreement and a description of the Plan will be provided to each Eligible Partner.  In addition, each Eligible Partner will receive (and be required to sign, if applicable) the Fund Agreement and any other Fund organizational documents (collectively, “Offering Documents”) prior to his or her participation in a Fund.  All material terms of a Fund will be fully disclosed to Eligible Partners in the Offering Documents prior to their investment in a Fund.  Pursuant to the Fund Agreement, in the event a change to the terms of a Fund (other than a change that is administrative, incidental or otherwise immaterial in nature) is proposed, such change must generally be approved by a vote of Participants holding two-thirds of the Account balances in the Fund.
Applicants represent that the Offering Documents for, and any other contractual arrangement regarding, a Fund will not contain any provision which protects or purports to protect Weil, the Committee, the Administrator or any other person acting for or on behalf of the Funds against any liability to the Funds or the Participants to which such person would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of such person’s duties, or by reason of such person’s reckless disregard of such person’s obligations and duties under such contract or organizational documents.
The Administrator will send an annual report regarding a Fund to Participants as soon as practicable after the end of each fiscal year, which will contain audited financial statements and information concerning Account balances and investment performance of the Fund.  At the end of each fiscal year, at the direction of the Committee, the Administrator will make a valuation or have a valuation made of all the assets of a Fund as of the year-end in a manner consistent with customary practice with respect to the valuation of assets of the kind held by the Fund.  The Administrator will value the assets held by the Fund at the current market price (closing price) in the case of marketable securities.  Investments in privately-placed investment vehicles such as private equity funds will be valued at fair value in good faith by the Administrator, which may consider the value provided by the manager or general partner of that investment vehicle.  All other securities will be valued at fair value as determined in good faith by the Administrator, whose valuation shall be conclusive for all purposes.  The Applicants believe that such methods are consistent with customary practice with respect to valuation of these kinds of assets.  While the Administrator may assist the Committee in the valuation of a Fund’s assets, the Committee will ultimately be responsible for the valuation.
The Administrator will also maintain a file containing any financial statements and other information received from the insurance companies and other issuers of the Investments held by a Fund, and will make such file available for inspection by Participants.
As soon as practicable after the end of each year, Weil or the Administrator will transmit a report to each Participant setting forth tax information necessary for the preparation of the Participant’s federal and state income tax returns.

Participants will not be permitted to transfer their Interests.  A creditor of a Participant will only be entitled to the fair value of the balance of such Participant’s Account and not the Interests themselves.  If a Fund makes a payment or other distribution of assets to any creditor of a Participant in respect of that Participant’s Interests (whether pursuant to a court order or otherwise), the Participant will be required to contribute to the Fund cash equal to the amount of that payment, plus interest.
When a Partner retires or otherwise withdraws from Weil, the Fund will pay nonqualified pension benefits when and if such person is entitled to receive such benefits pursuant to the Plan.  The Administrator will direct these payments based upon a schedule determined in accordance with the Partnership Agreement and the Plan.  Upon retirement or withdrawal, no further Subsequent Contributions will be made on that Participant’s behalf.  The death of a Partner will be deemed a withdrawal of the deceased Partner from a Fund and the Fund will pay the balance of his or her Account to the Partner’s estate.  The death of a Participant who is a Former Partner will result in the forfeiture of that Participant’s Account balance except in certain limited circumstances described in the Fund Agreement.  Other than in the case of a deceased Partner, Participants generally will not be entitled to the balance of their Accounts; instead, they will be entitled to the nonqualified pension benefits, if any, payable by the Fund pursuant to the Plan.
Weil reserves the right to impose vesting provisions on a Participant’s Interests as described in the Partnership Agreement and the Plan.  In a Fund that provides for vesting provisions, all or a portion of a Participant’s Interests will be treated as unvested, and vesting will occur through the passage of a specified period of time or may be based on certain performance milestones or tax or other regulatory requirements related to the Plan.  If a Participant leaves employment with, or resigns or retires from, Weil, that Participant’s Account balance related to unvested Interests (if any) will be allocated to other Participants.  As described above, generally, other than in the case of the death of a Partner, Participants will not be entitled to the balance of their Accounts; rather, they will be entitled to the nonqualified pension benefits, if any, payable by the Fund pursuant to the Plan.
A Fund may borrow from Weil, a Partner, or a bank or other financial institution, provided that the Fund will not borrow from any person if the borrowing would cause any person not identified in Section 2(a)(13) of the 1940 Act to own outstanding securities of the Fund (other than short-term paper).  Any borrowings by a Fund will be non-recourse to Participants. If Weil or a Partner makes a loan to a Fund, the interest rate on the loan will be no less favorable to the Fund than the rate that could be obtained on an arm’s-length basis.
A Fund will not acquire any security issued by a registered investment company if immediately after the acquisition the Fund would own more than 3% of the outstanding voting stock of the registered investment company.
A Fund will terminate on the date on which (i) Former Partners are no longer entitled to any nonqualified pension benefits from the Fund pursuant to the terms of the Partnership Agreement and the Plan, (ii) the Fund has no assets and no future Subsequent Contributions are required to be made or (iii) to the extent the Committee approves of the termination, Weil liquidates.  Additionally, the Committee, in consultation with the Participants and Former Partners, may determine to terminate a Fund as a result of legal, tax or other considerations.  Upon dissolution, assets of a Fund will be distributed first to satisfy accrued benefits payable pursuant to the Plan and the remaining assets, if any, will be distributed to Participants in proportion to their respective Account balances.

APPLICABLE 1940 ACT PROVISIONS

Section 2(a)(13) of the 1940 Act defines “employees’ securities company” as:
Any investment company or similar issuer all of the outstanding securities of which (other than short-term paper) are beneficially owned (A) by the employees or persons on retainer of a single employer or of two or more employers each of which is an affiliated company of the other, (B) by former employees of such employer or employers, (C) by members of the immediate family of such employees, persons on retainer or former employees, (D) by any two or more of the foregoing classes of persons, or (E) by such employer or employers together with any one or more of the foregoing classes of persons.

Section 6(b) of the 1940 Act provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any “employees’ securities company” from the provisions of the 1940 Act and the Rules and Regulations, if and to the extent that such exemption is consistent with the protection of investors.  In determining the provisions of the 1940 Act from which the company should be exempt, the Commission will consider, among other things: the company’s form of organization and capital structure; the persons who own and control the company’s voting securities, evidences of indebtedness, and other securities; the prices and sales loads for the company’s securities; how the proceeds from the sale of the company’s securities are used and the character of the securities in which the company invests; and any relationship between the company and the issuer of these securities.
Section 7 of the 1940 Act prohibits an investment company from offering its interests  through, or engaging in, interstate commerce, and prohibits a depositor, trustee or underwriter of an investment company from offering interests in the investment company through interstate commerce, unless the investment company is registered under the 1940 Act or is otherwise exempt from registration, or unless the transactions are incidental to the investment company’s dissolution.  Section 6(e) of the 1940 Act provides that the Commission may determine it necessary or appropriate in the public interest or for the protection of investors that, in connection with any order exempting an investment company from Section 7 of the 1940 Act, certain provisions of the 1940 Act shall be applicable to such investment company and to other persons in their transactions and relations to such company, as though such company is an investment company.
Section 9 of the 1940 Act limits persons who can act as employees, officers, directors, members of the advisory board, investment advisers and depositors of registered investment companies and provides the Commission with certain administrative powers to enforce the 1940 Act.
Section 17 of the 1940 Act generally limits certain affiliated and joint transactions between an investment company and certain affiliated persons of the investment company, its principal underwriter or affiliated persons of such persons or underwriter.  Section 17 also sets forth standards for custody arrangements for an investment company’s securities as well as requirements for fidelity bonding, restrictions on liability limitations for directors, officers and investment advisers and a code of ethics for such investment company.
Section 17(a) of the 1940 Act, among other things, generally prohibits certain entities affiliated with an investment company, acting as principal, from knowingly selling any security to the investment company or knowingly purchasing any security from the investment company. Among the entities precluded from dealing as principal with an investment company under Section 17(a) are: (1) any affiliated person of the investment company; and (2) any affiliated person of an affiliated person of the investment company.

Section 17(d) of the 1940 Act and Rule 17d-1 promulgated thereunder, in the absence of an exemption granted by the Commission, preclude any affiliated person of an investment company, or any affiliated persons of such a person, acting as principal, from effecting any transaction in connection with any joint enterprise or other joint arrangement in which the company is a participant.
Section 17(f) of the 1940 Act requires each investment company to place and maintain its securities only in the custody of certain qualified custodians.  Rule 17f-2 allows an investment company to act as self-custodian subject to certain requirements.
Section 17(g) of the 1940 Act requires that certain officers or employees of an investment company who have access to such company’s securities or funds be bonded by a reputable fidelity insurance company against larceny and embezzlement in amounts as prescribed in Rule 17g-l promulgated thereunder.  Rule 17g-1 requires an investment company to have a fidelity bond against larceny and embezzlement, which meets certain requirements and covers each of the investment company’s officers and employees who has access to the investment company’s securities or funds.  Rule 17g-1 requires that a majority of directors who are not interested persons take certain actions and give certain approvals relating to fidelity bonding.  Paragraph (g) of Rule 17g-1 sets forth certain materials relating to the fidelity bond that must be filed with the Commission and certain notices relating to the fidelity bond that must be given to each member of the investment company’s board of directors.  Paragraph (h) of Rule 17g-1 provides that an investment company must designate one of its officers to make the filings and give the notices required by paragraph (g).  Paragraph (j) of Rule 17g-1 exempts a joint insured bond provided and maintained by an investment company and one or more other parties from Section 17(d) of the 1940 Act and the rules thereunder.  Rule 17g-1(j)(3) requires that the board of directors of an investment company satisfy the fund governance standards defined in Rule 0-1(a)(7) if Rule 17g-1(j) is utilized.
Section 17(j) of the 1940 Act and Rule 17j-1 thereunder make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company.  Rule 17j-1 also requires every registered investment company to adopt a written code of ethics and every “access person” (as defined in the rule) of a registered investment company to report personal securities transactions.
Section 30 of the 1940 Act sets forth the periodic financial reporting requirements for an investment company to its shareholders and the Commission.  Section 30(h) sets forth certain reporting requirements applicable to key shareholders, directors, officers, the investment adviser and affiliated persons of the investment adviser of a closed-end investment company pursuant to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Sections 36 through 53 of the 1940 Act deal generally with the Commission’s rule-making, investigation and enforcement powers under the 1940 Act and the Rules and Regulations.  Rule 38a-1 requires investment companies to adopt, implement and periodically review written policies and procedures reasonably designed to prevent violation of the federal securities laws and to appoint a chief compliance officer.

DISCUSSION

The Applicants intend to organize and operate each of the Initial Fund and any Subsequent Funds as an “employees’ securities company” within the meaning of Section 2(a)(13) of the 1940 Act, and the Applicants believe that it would be in the best interests of the

Funds and the Participants, and consistent with the policies and purposes of the 1940 Act, to exempt the Applicants from most of the provisions of the 1940 Act and the Rules and Regulations thereunder.  The Applicants believe such exemption to be appropriate in the public interest and consistent with the protection of shareholders and investors.  The Applicants seek relief under Sections 6(b) and 6(e) of the 1940 Act from all provisions of the 1940 Act except Section 9, Sections 36 through 53, and the Rules and Regulations thereunder.  With respect to Sections 17 and 30, the Rules and Regulations thereunder, and Rule 38a-1 under the 1940 Act, the exemption is limited as set forth in the Application.
The relief sought is similar to the relief granted by the Commission to employees’ securities companies in TWB Investment Partnership, L.P., Docket No. 813-332 Release Nos. IC- 28528 (Dec. 11, 2008) [notice] and IC-28576 (Jan. 6, 2009) [order];  Tower 21st Century Fund, LLC, Docket No. 813-350, Release Nos. IC-28046 (Nov. 8, 2007) [notice] and IC-28072 (Dec. 4, 2007) [order];  Silas Partners I, LLC, Docket No. 813-264, Release Nos. IC-27770 (Mar. 27, 2007) [notice] and IC-27782 (Apr. 24, 2007) [order]; SA Investment Partnership LLC, Docket No. 813-284, Release Nos. IC-27747 (Mar. 5, 2007) [notice] and IC-27774 (Apr. 2, 2007) [order]; Opal Private Equity Fund, LP, Docket No. 813-356, Release Nos. IC-27612 (Dec. 27, 2006) [notice] and IC-27675 (Jan. 23, 2007) [order]; GDC Partners Fund, LLC, Docket No. 813-240, Release Nos. IC-25768 (Oct. 15, 2002) [notice] and IC-25801 (Nov. 12, 2002) [order]; Hambrecht & Quist Employee Venture Fund, L.P., Docket No. 813-176, Release Nos. IC-23396 (Aug. 21, 1998) [notice] and IC- 23438 (Sept. 16,1998); RGIP, LLC and Ropes & Gray, Docket No. 813-160, Release Nos. IC-23053 (Mar. 2, 1998) [notice] and IC-23092 (Mar. 30, 1998) [order]; and Project Capital 1995, LLC, Docket No. 813-164, Release Nos. IC-22650 (Apr. 30,1997) [notice] and IC-22688 (May 28, 1997) [order].

Section 17(a)
Applicants request an exemption from the provisions of Section 17(a) and the Rules and Regulations thereunder, limited as set forth in the Application, to the extent necessary to permit a Fund (i) to purchase or otherwise acquire, from Weil or any affiliated person thereof, securities or interests in properties previously acquired for the account of Weil or any affiliated person thereof (including the acquisition by the Initial Fund from the Eligible Partners of the variable life insurance policies previously held in the rabbi trust discussed above), (ii) to sell or otherwise transfer, to Weil or any affiliated person thereof, securities or interests in properties previously acquired by the Fund, (iii) to invest in companies, partnerships or other investment vehicles offered, sponsored or managed by Weil or any affiliated person thereof, (iv) to invest in securities of issuers for which Weil or any affiliated person thereof has performed services and from which they may have received fees, (v) to purchase or otherwise acquire interests in any company or other investment vehicle (A) in which Weil or its Partners or employees own 5% or more of the voting securities, or (B) that otherwise is an affiliated person of the Fund (or an affiliated person of such a person) or an affiliated person of Weil, and (vi) to participate as a selling security-holder in an offering in which Weil or any affiliated person thereof acts as or represents a member of the selling group.
The Applicants submit that the exemptions sought from Section 17(a) are consistent with the purposes of the 1940 Act and the protection of investors.  Eligible Partners will be informed in the Offering Documents and the Fund’s communications relating to a particular investment opportunity of the extent of a Fund’s dealings (if any) with Weil or any affiliated person thereof, and Eligible Partners, as financially sophisticated professionals and investors, will be able to evaluate the risks associated with those dealings.  Moreover, the Applicants assert that a community of interest will exist among the Participants and Weil because each Fund will be operated as a vehicle through which Weil provides nonqualified pension benefits for its Former Partners and Weil is required to pay any nonqualified pension benefits not paid by the Fund.  Applicants believe that this community of interest will serve to reduce the risk of abuse in transactions involving a Fund and Weil or any affiliated person thereof.
Applicants acknowledge that any transactions subject to Section 17(a) of the 1940 Act for which exemptive relief has not been requested in this Application would require specific approval by the Commission.
Section 17(d)

Applicants request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent necessary to permit (i) a Fund to serve as a funding vehicle for nonqualified pension benefits for Former Partners pursuant to the Plan and, more generally, (ii) an affiliated person of a Fund (or an affiliated person of such person) to participate in joint transactions with the Fund.
With respect to (i) above, Applicants submit that compliance with Section 17(d) could prevent the use of a Fund as a funding vehicle for the Plan because a Fund could be deemed an affiliated person of Weil (or an affiliated person of such a person) and the use of the Fund in connection with the Plan could be viewed as a joint arrangement among Weil, the Participants and the Fund.  With respect to (ii) above, Applicants assert that compliance with Section 17(d) could force a Fund to refrain from making an attractive investment simply because an affiliated person of the Fund, or an affiliated person of an affiliated person, has made or is contemplating making the same investment.  Applicants are seeking an exemption from Section 17(d) to permit a Fund to make an investment in an entity in which another Fund or Weil, any affiliated person of the Fund or Weil, or an affiliated person of such a person, is a participant or plans concurrently or otherwise directly or indirectly to become a participant.
Joint transactions in which a Fund could participate include the following: (i) an investment by the Fund in a security: (A) in which Weil, an affiliated person of the Fund or Weil (including Partners and other Funds that agree to be bound by the terms and conditions of the Application) or an affiliated person of such a person, is a participant or plans to become a participant, including situations in which that person has a partnership or other interest in, or compensation arrangement with, the issuer, sponsor or offeror of the security, or (B) with respect to which Weil or any affiliated person thereof is entitled to receive fees of any kind, including, but not limited to, legal fees, placement fees, investment banking fees or brokerage commissions, or other economic benefits or interests; and (ii) an investment by the Fund in an investment vehicle sponsored, offered or managed by Weil or any affiliated person thereof.
Applicants submit that the relief sought from Section 17(d) is consistent with the Section 17 objective of preventing an affiliated person of a registered investment company from injuring the interests of the company’s shareholders by causing the company to participate in a joint endeavor on a basis different from, and less advantageous than, that of an unrelated party.  As noted above, Applicants believe that the Eligible Partners will have sufficient knowledge, educational training, sophistication and experience in legal and business matters to be capable of evaluating the risks of participation in a Fund.  In addition, Applicants note that, in light of Weil’s purpose of establishing the Initial Fund so as to ensure Former Partners receive nonqualified pension benefits, the possibility is minimal that an affiliated person will enter into a transaction with the Fund with the intent of disadvantaging the Fund.  In fact, because, if a Fund cannot make pension payments when due under the Plan, Weil must do so pursuant to the

Partnership Agreement, it is in Weil’s and the Partners’ interest to ensure that the Fund is not harmed.  Applicants further believe that the possibility that a Fund may be disadvantaged by the participation of an affiliate in a transaction will be minimized by compliance with the lockstep procedures described in Condition No. 4 below.
Compliance with Section 17(d) may cause a Fund to forego investment opportunities simply because a Participant, Weil or other affiliated persons of the Fund also had made or contemplated making a similar investment.  In addition, because certain attractive investment opportunities may require that each investor make available funds in an amount that may be substantially greater than that available to a Fund alone, there may be certain attractive opportunities of which a Fund may be unable to take advantage except as a co-participant with other persons, including affiliates.  The flexibility to structure co- and joint investments in the manner described above will not involve abuses of the type Section 17(d) and Rule 17d-l were designed to prevent.
A Fund may be given the opportunity to co-invest with entities to which Weil provides, or has provided, services, and from which it may have received fees, but which are not affiliated persons of the Fund or Weil or affiliated persons of such affiliated persons.  Applicants believe that such entities should not be treated as “Co-Investors” for purposes of proposed Condition No. 4.  When such entities permit others to co-invest with them, it is common for the transaction to be structured such that all investors have the opportunity to dispose of their investment at the same time.  Nevertheless it is important to Weil that the interests of its clients take priority over the interests of a Fund and that the activities of its clients not be burdened by activities of a Fund.  If Condition No. 4 were to apply to the Investments in these situations, the effect of such a requirement would be to indirectly burden Weil’s clients with the requirements of Condition No.

4.  In addition, the relationship of a Fund to a client of Weil that is not an affiliated person of Weil or the Fund is fundamentally different from the Fund’s relationship to Weil and its affiliated persons.  The focus of, and the rationale for, the protections contained in the requested relief are to protect a Fund from overreaching by Weil and its affiliated persons, whereas the same concerns are not present with respect to the Fund vis-à-vis unaffiliated persons of Weil or the Fund who are clients of Weil.  If applicable, Weil will provide to each Eligible Partner disclosures about co-investments by unaffiliated persons.  The disclosures will explain that a Fund may co-invest with entities to which Weil provides, or has provided services, and from which it may have received fees, but which are not affiliated persons of the Fund, Weil or their affiliates.  The disclosures also will state that these entities are not limited by the restrictions imposed on affiliates who co-invest with the Fund, because the entities may dispose of a co-investment without providing prior notice to the Fund and without giving the Fund the opportunity to dispose of its investment prior to or concurrently with, on the same terms as, and on a pro rata basis with the entities.
Applicants acknowledge that any transactions subject to Section 17(d) of the 1940 Act for which exemptive relief has not been requested in this Application would require specific approval by the Commission.
Section 17(f)

Applicants request exemption from the requirements contained in Section 17(f) and in Rule 17f-2 promulgated thereunder to permit the following exceptions from the requirements of Rule 17f-2: (i) compliance with paragraph (b) of the Rule may be achieved through safekeeping in the locked files of Weil (including in Weil’s secure offsite document storage facility), the Administrator or a Partner; (ii) for purposes of paragraph (d) of the rule, (A) employees of Weil will be deemed employees of a Fund, (B) members or employees of the Administrator of a Fund will be deemed to be officers of the Fund, and (C) the Committee will be deemed to be the board of directors of the Fund; and (iii) instead of the verification procedure under paragraph (f) of the rule, verification will be effected quarterly by two employees of Weil.
Applicants expect that most of the Investments will be evidenced by insurance policies rather than by negotiable certificates that could be misappropriated.  Investments also may be evidenced by stock certificates in non-public companies which have restrictive endorsements, partnership agreements or similar documents.  Such instruments are most suitably kept in Weil’s or the Administrator’s files or Weil’s secure offsite document storage facility, where they can be referred to as necessary, and a Fund’s broker generally will not accept the non-public companies’ stock certificates for deposit.  Applicants will comply with all other provisions of Rule 17f-2.  When a company in which a Fund has an equity investment (if any) goes public, the Fund will deposit the stock certificates with the Fund’s broker.
Section 17(g)

Applicants request exemption from the requirement, contained in Section 17(g) and in Rule 17g-l promulgated thereunder, that a majority of the “directors” of a Fund who are not “interested persons” of the Fund (as defined in the 1940 Act) take certain actions and make certain approvals concerning bonding and request instead that such actions and approvals be taken by the Committee.  Because it is likely that the Committee would be considered an interested person of a Fund, the Fund would not be able to comply with Rule 17g-1 without the requested relief.  Applicants submit that relieving them from the requirement under Rule 17g-1 that certain matters be acted upon by “directors” who are not “interested persons” is entirely consistent with relieving them of their obligation under Section 10(a) to have directors (or persons serving a similar function) who are not “interested persons.”
Applicants also request an exemption from the requirements of paragraphs (g) and (h) of Rule 17g-1 relating to the filing of copies of fidelity bonds and related information with the Commission and the provision of notices to the board of directors.  Applicants believe that the filing requirements are burdensome and unnecessary as applied to a Fund and that the notices otherwise required to be given to the board of directors would be unnecessary, as the Fund would not have a board of directors.
For the same reasons, Applicants believe that the requirements of Rule 17g-1(j)(3) that the Funds comply with the fund governance standards in Rule 0-1(a)(7) are burdensome and unnecessary as applied to the Funds.  As discussed above, the Funds will have no boards of directors, and it therefore is not feasible to require approval of joint fidelity bonds by disinterested directors of the Funds.  Moreover, in light of the purpose of the Funds and the community of interest among the Funds and between the Funds and Weil, Applicants believe that little purpose would be served by this requirement even if it were feasible.  The Funds will comply with all the other requirements of Rule 17g-1.
Section 17(j)

Applicants request exemptions from the requirement, contained in Section 17(j) and Rule 17j-l promulgated thereunder, that every registered investment company adopt a written code of ethics and every “access person” of such registered investment company, its investment adviser or principal underwriter report with respect to transactions in any security in which such access person has, or by reason of the transaction acquires, any direct or indirect beneficial ownership in the security.  Applicants request an exemption from the requirements of Rule 17j-l, with the exception of Rule 17j-l (b), because they are burdensome and unnecessary and because the exemption is consistent with the policy of the 1940 Act.  Requiring a Fund to adopt a written code of ethics and requiring access persons to report each of their securities transactions would be time-consuming and expensive and would serve little purpose in light of, among other things, the community of interests among the Participants by virtue of their common association with Weil.  Accordingly, the requested exemption is consistent with the purposes of the 1940 Act because the dangers against which Section 17(j) and Rule 17j-l are intended to guard are not present in the case of the Funds.
Sections 30(a), 30(b) and 30(e)

Applicants request exemption from the requirements, contained in Sections 30(a), 30(b), 30(e), and the Rules and Regulations thereunder, that registered investment companies file with the Commission and mail to their shareholders certain periodic reports and financial statements.  The forms prescribed by the Commission for periodic reports have little relevance to the Funds and would entail administrative and legal costs that outweigh any benefit to the Participants. Exemptive relief is requested to the extent necessary to permit a Fund to report annually to its Participants in the manner prescribed for the Fund by its Fund Agreement.  The Administrator will send an annual report regarding a Fund to Participants as soon as practicable after the end of each fiscal year, which will contain audited financial statements and information concerning Account balances and investment performance of the Fund.  A Fund will maintain a file containing any financial statements and other information received from the issuers of Investments and will make such file available for inspection by Participants.  In addition, as soon as practicable after the end of each year, Weil or the Administrator will transmit a report to each Participant setting forth tax information necessary for the preparation of the Participant’s federal and state income tax returns.  At the end of each fiscal year, at the direction of the Committee, the Administrator will make a valuation or have a valuation made of all the assets of a Fund as of the year-end in a manner consistent with customary practice with respect to the valuation of assets of the kind held by the Fund.  The Administrator will value the assets held by the Fund at the current market price (closing price) in the case of marketable securities.  Investments in privately-placed investment vehicles such as private equity funds will be valued at fair value in good faith by the Administrator, which may consider the value provided by the manager or general partner of that investment vehicle.  All other securities will be valued at fair value as determined in good faith by the Administrator, whose valuation shall be conclusive for all purposes.  The foregoing valuation method is applicable in each instance in which a value is assigned to Interests.  The Applicants believe that such methods are consistent with customary practice with respect to valuation of these kinds of assets.  While the Administrator may assist the Committee in the valuation of a Fund’s assets, the Committee will ultimately be responsible for the valuation.
Section 30(h)

Applicants request exemption from Section 30(h) to the extent necessary to exempt Weil, the Administrator, the Committee and any other person who may be deemed to be an officer, director, investment adviser or member of an advisory board of a Fund or is otherwise subject to Section 30(h) from filing Forms 3, 4 and 5 under Section 16 of the Exchange Act.  There is no trading market for Interests, and transferability of Interests is severely restricted.  In view of the foregoing, the purposes underlying Section 16 would not be served by requiring the filing of Forms 3, 4 and 5.  Such filings are unnecessary for the protection of investors and would be burdensome to those who would be required to file them.

Sections 36 through 53 and Rule 38a-1
Sections 36 through 53 of the 1940 Act deal generally with, among other matters, the Commission’s rulemaking, investigation and enforcement powers under the Act.  Rule 38a-1 requires investment companies to adopt, implement and periodically review written policies and procedures reasonably designed to prevent violation of the federal securities laws and to appoint a chief compliance officer.  Each Fund will comply with Rule 38a-1(a), (c) and (d), except that (1) since a Fund does not have a board of directors, the Committee will fulfill the responsibilities assigned to the Fund’s board of directors under the rule, and (2) since the Committee may be deemed an interested person of a Fund, approval by a majority of the disinterested board members required by Rule 38a-1 will not be obtained.
CONDITIONS

Applicants agree that any order granting the requested relief will be subject to the following conditions:
1. Each proposed transaction to which a Fund is a party otherwise prohibited by Section 17(a) or Section 17(d) and Rule 17d-l (each, a “Section 17 Transaction”) will be effected only if the Committee determines that: (a) the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to Participants of the Fund and do not involve overreaching of the Fund or its Participants on the part of any person concerned; and (b) the Section 17 Transaction is consistent with the interests of the Participants of the Fund, the Fund’s organizational documents and the Fund’s reports to its Participants.
In addition, the Committee will record and preserve a description of such Section 17 Transaction, its findings, the information or materials upon which its findings are based and the basis therefor.  All such records will be maintained for the life of the Fund and at least six years thereafter, and will be subject to examination by the Commission and its staff.  All such records will be maintained in an easily accessible place for at least the first two years.
2. If purchases or sales are made by a Fund from or to an entity affiliated with the Fund by reason of a Partner or employee of Weil (a) serving as an officer, director, general partner or investment adviser of the entity, or (b) having a 5% or more investment in the entity, such individual will not participate in the Fund’s determination of whether or not to effect the purchase or sale.
3. The Committee will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for a Fund, or any affiliated person of such a person, promoter, or principal underwriter.
4. The Committee will not make on behalf of a Fund any investment in which a Co-Investor, as defined below, has or proposes to acquire the same class of securities of the same issuer, where the investment involves a joint enterprise or other joint arrangement within the meaning of Rule 17d-l in which the Fund and the Co-Investor are participants, unless any such Co-Investor, prior to disposing of all or part of its investment: (a) gives the Fund sufficient, but not less than one day’s, notice of its intent to dispose of its investment; and (b) refrains from disposing of its investment unless the Fund has the opportunity to dispose of its investment prior to or concurrently with, on the same terms as, and on a pro rata basis with, the Co-Investor.  The term “Co-Investor” means any person who is: (a) an affiliated person of the Fund (as defined in Section 2(a)(3) of the 1940 Act); (b) Weil and any Weil entities (as defined below); (c) a Partner or employee of Weil or any affiliate of Weil, as defined in Rule 12b-2 under the Exchange Act (a

“Weil entity”); (d) an investment vehicle offered, sponsored, or managed by Weil or a Weil entity; or (e) a company in which a Weil entity acts as an officer, director, or administrator, or has a similar capacity to control the sale or disposition of the company’s securities.
The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by a Co-Investor: (a) to its direct or indirect wholly-owned subsidiary, to any company (a ‘‘parent”) of which the Co-Investor is a direct or indirect wholly-owned subsidiary, or to a direct or indirect wholly-owned subsidiary of its parent; (b) to immediate family members of the Co-Investor or a trust established for any such immediate family member; (c) when the investment is comprised of securities that are listed on a national securities exchange registered under Section 6 of the Exchange Act; or (d) when the investment is comprised of securities that are NMS stocks pursuant to Section 11A(a)(2) of the Exchange Act and Rule 600(a) of Regulation NMS thereunder.
5. The Administrator will send an annual report regarding a Fund to Participants as soon as practicable after the end of each fiscal year, which will contain financial statements audited by an independent public accountant and information concerning Account balances and investment performance of the Fund.  At the end of each fiscal year, at the direction of the Committee, the Administrator will make a valuation or have a valuation made of all the assets of the Fund as of the year-end in a manner consistent with customary practice with respect to the valuation of assets of the kind held by the Fund.  While the Administrator may assist the Committee in the valuation of a Fund’s assets, the Committee will ultimately be responsible for the valuation.  In addition, as soon as practicable after the end of each year, Weil or the Administrator will send a report to each person who was a Participant at any time during the year then ended, setting forth such tax information as shall be necessary for the preparation by the Participant of his or her federal and state income tax returns.
6. The Administrator will maintain and preserve, for the life of a Fund and at least six years thereafter, such accounts, books, and other documents as constitute the record forming the basis for the financial statements and annual reports of the Fund to be provided to its Participants, and agrees that all such records will be subject to examination by the Commission and its staff.  All such records will be maintained in an easily accessible place for at least the first two years.

REQUEST FOR RELIEF

For the foregoing reasons, the Applicants request that the Commission enter an order exempting each Applicant from all provisions of the 1940 Act and the Rules and Regulations thereunder except Section 9, Sections 36 through 53, and the Rules and Regulations thereunder.  With respect to Sections 17 and 30 and the Rules and Regulations thereunder, and Rule 38a-1 under the 1940 Act, the exemption is limited as set forth in the Application.
Pursuant to Rule 0-2(c)(l) under the 1940 Act, each Applicant states that all actions necessary to authorize the execution and filing of this Application in its name and on its behalf pursuant to Weil’s Partnership Agreement, the Fund Agreement or otherwise have been taken. Each Applicant states that each of the undersigned has been fully authorized to sign and file this Application and any amendments thereto as are deemed appropriate.
The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibit A.

Pursuant to Rule 0-2(f), the Applicants hereby state that the address of the Applicants is 767 Fifth Avenue, New York, New York 10153 and further state that all communications or questions concerning this Application should be directed to:
David Wohl, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY  10153
(212) 310-8933

It is desired that the Commission issue an order pursuant to Rule 0-5 without holding a hearing.

WHEREFORE, the Applicants request that the Commission enter an order exempting each Applicant from all provisions of the 1940 Act and the Rules and Regulations thereunder except Section 9, Sections 36 through 53, and the Rules and Regulations thereunder.  With respect to Sections 17 and 30 and the Rules and Regulations thereunder, and Rule 38a-1 under the 1940 Act, the exemption is limited as set forth in the Application.
Dated:   September 12, 2011

PARTNERS’ NON-QUALIFIED PENSION INVESTMENT FUND

By:	/s/ Dennis Foley

Name:	Dennis Foley

Title:	Chairman

WEIL, GOTSHAL & MANGES LLP

By:	/s/ David Wohl

Name:	David Wohl

Title:	Partner

EXHIBIT A

The undersigned, Dennis Foley, states that he has duly executed the attached Amendment No. 1 to the Application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended, dated September 12, 2011, for and on behalf of Partners’ Non-Qualified Pension Investment Fund; that he is Chairman of the Nonqualified Fund Committee of Partners’ Non-Qualified Pension Investment Fund; and that all action by participants and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Dennis Foley

Name:	Dennis Foley

Title:	Chairman

The undersigned, David Wohl, states that he has duly executed the attached Amendment No. 1 to the Application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended, dated September 12, 2011, for and on behalf of Weil, Gotshal & Manges LLP; that he is a Partner of Weil, Gotshal & Manges LLP; and that all action by partners and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ David Wohl

Name:	David Wohl

Title:	Partner

37